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TABLE OF CONTENTS3

Exhibit 2.1

        REORGANIZATION AGREEMENT

by and among

FIDELITY NATIONAL FINANCIAL, INC.,

BLACK KNIGHT HOLDINGS, INC.

and

NEW BKH CORP.

dated as of June 8, 2017

i

ii

 REORGANIZATION AGREEMENT

        This REORGANIZATION AGREEMENT (together with all Schedules and Exhibits hereto, this "Agreement"), dated as of June 8, 2017, is entered into by and between FIDELITY NATIONAL FINANCIAL, INC., a Delaware corporation ("FNF"), Black Knight Holdings, Inc., a Delaware corporation ("BKHI") and a direct, wholly-owned Subsidiary of FNF, and New BKH Corp., a Delaware corporation ("New BKH") and a direct, wholly-owned Subsidiary of BKHI.

        WHEREAS, FNF, New BKH, Black Knight Financial Services, Inc., a Delaware corporation ("BKFS"), Black Knight Holdco Corp., a Delaware corporation ("New Black Knight"), New BKH Merger Sub, Inc., a Delaware corporation ("Merger Sub One"), and BKFS Merger Sub, Inc., a Delaware corporation ("Merger Sub Two"), have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which the parties thereto intend to effectuate the New BKH Merger and BKFS Merger (each as defined in the Merger Agreement) resulting in New BKH and BKFS each becoming Subsidiaries of New Black Knight;

        WHEREAS immediately prior to the consummation of the Mergers (as defined in the Merger Agreement), the parties hereto desire to effect the transactions contemplated by this Agreement, including the Separation, subject to the conditions described herein;

        WHEREAS the transactions contemplated by this Agreement, including the Separation, have been approved by the boards of directors of FNF (the "FNF Board"), BKHI and New BKH;

        WHEREAS this Agreement constitutes a "plan of reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations promulgated thereunder;

        WHEREAS certain contributions made by FNF to BKHI and the Spin-Off are intended to qualify as a tax-free reorganization under Sections 368(a) and 355 of the Code, and are expected to accomplish certain corporate business purposes of FNF, BKHI, and New BKH (which corporate business purposes are substantially unrelated to U.S. federal tax matters); and

        WHEREAS capitalized terms used herein and not defined in the accompanying text have the meanings ascribed thereto in Section 8.1(a) or in the text referenced in Section 8.1(b).

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties to this Agreement hereby agree as follows:

ARTICLE I
REORGANIZATION AND DISTRIBUTION

        Section 1.1.    Separation.     (a) In accordance with and subject to the provisions of this Agreement and the Delaware General Corporation Law, on the Closing Date, the parties will take, and as applicable will cause their respective Subsidiaries to take, all actions that are necessary or appropriate to accomplish each of the steps set forth in the separation plan attached hereto as Schedule 1.1 (the transactions contemplated by such steps, collectively, the "Separation"), in the order set forth therein, as soon as practicable after the conditions thereto have been satisfied or, to the extent waivable, waived.

          (b)   All of the steps of the Separation are intended to be part of the same plan of reorganization even though there may be delays between certain of the steps.

        Section 1.2.    Reorganization Documents.     All documents and instruments used to effect the Separation and otherwise to comply with this Agreement will be in the form and substance reasonably satisfactory to FNF, New BKH, any additional signatories thereto, as applicable, and BKFS (in the case of BKFS, following approval thereof by the Special Committee (as such term is defined in the Merger Agreement)).

        Section 1.3.    Qualification as Reorganization.     For U.S. federal income tax purposes, (1) the Separation (together with all contributions and distributions contemplated by Schedule 1.1 to occur in connection therewith) is generally intended to be undertaken in a manner so that no gain or loss is recognized, (2) the contributions and conversion contemplated in steps 1 and 2 of Schedule 1.1 are intended to qualify as a tax-free reorganization under 368(a)(1)(F) of the Code and (3) certain contributions made by FNF to BKHI and the Spin-Off are intended to qualify as a tax-free reorganization under Sections 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies, respectively.

ARTICLE II
REPRESENTATIONS AND WARRANTIES of FNF

        FNF represents and warrants to New BKH, as of the date hereof and as of the Closing Date, as follows:

        Section 2.1.    Organization, Standing and Corporate Power.

          (a)   FNF is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not been and would not reasonably be expected to be, individually or in the aggregate, material to FNF.

        Section 2.2.    FNF Owned Black Knight Securities.

          (a)   As of the date hereof, 83,309,940 shares of Class B common stock, par value $0.0001, of BKFS ("BKFS Class B Common Stock") are owned beneficially and of record by BKHI (the "FNF Owned BKFS Shares"). All of the FNF Owned BKFS Shares are owned free and clear of any and all Liens. Except as provided for in this Section 2.2, neither FNF nor BKHI directly or indirectly beneficially own any other shares of BKFS Class B Common Stock, any other shares of the capital stock of BKFS, or any options or other rights to purchase or receive shares of the capital stock of BKFS.

          (b)   After giving effect to the Contributions, New BKH will have good and valid title to the FNF Owned BKFS Shares, free and clear of any and all Liens (other than transfer restrictions arising under federal and state securities Laws and the restrictions set forth in this Agreement), and neither FNF nor BKHI will have any right, title or interest in the FNF Owned BKFS Shares.

          (c)   As of the date hereof, 83,309,940 class A units of Black Knight Financial Services, LLC, a Delaware limited liability company ("BKFS LLC", and such units, the "BKFS LLC Units") are owned beneficially and of record by BKHI (the "FNF Owned BKFS LLC Units"). All of the FNF Owned BKFS LLC Units are owned free and clear of any and all Liens. Except as provided for in this Section 2.2, neither FNF nor BKHI directly or indirectly beneficially own any other BKFS LLC Units, any other equity interest in BKFS LLC, or any options or other rights to purchase or receive any equity interest in BKFS LLC.

          (d)   After giving effect to the Contributions, New BKH will have good and valid title to the FNF Owned BKFS LLC Units, free and clear of any and all Liens (other than transfer restrictions arising under federal and state securities Laws and the restrictions set forth in this Agreement), and neither FNF nor BKHI will have any right, title or interest in the FNF Owned BKFS LLC Units.

        Section 2.3.    FNF Capitalization.     The authorized capital stock of the FNF Group of FNF consists of 487,000,000 shares of common stock, par value $0.0001 per share ("FNF Common Stock"). At the close of business on June 6, 2017, 272,654,669 shares of FNF Common Stock were issued and outstanding. All outstanding shares of FNF Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no outstanding obligations of FNF or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of FNF.

        Section 2.4.    Authority; Noncontravention.

          (a)   FNF and each of its Subsidiaries that are party to this Agreement and the other Transaction Agreements have all requisite power and authority to execute, deliver and perform their respective obligations under this Agreement and the other Transaction Agreements. The execution, delivery and performance by FNF or such Subsidiaries, as applicable, of this Agreement and the other Transaction Agreements and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by the FNF Board and, to the extent required by any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of or undertaking to any Governmental Authority, including common law (collectively, "Laws"and each, a "Law"), its stockholders or members, and no other corporate or other action on its part is necessary to authorize the execution and delivery by FNF or such Subsidiaries, as applicable, of this Agreement and the other Transaction Agreements, the performance by it of its or their respective obligations hereunder and thereunder and the consummation by it or them of the transactions contemplated hereby and thereby. This Agreement has been, and each of the other Transaction Agreements, when executed and delivered, will be, duly executed and delivered by FNF and such Subsidiaries, as applicable, and each is, or will be, a valid and binding obligation of FNF or such Subsidiaries, as applicable, enforceable against FNF or such Subsidiaries, as applicable, in accordance with its terms.

          (b)   Neither the execution and delivery of this Agreement and the other Transaction Agreements by FNF or its Subsidiaries, as applicable, nor the consummation by FNF or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby, nor compliance by FNF or its Subsidiaries, as applicable, with any of the terms or provisions of this Agreement and the other Transaction Agreements, will (i) conflict with or violate any provision of FNF's certificate of incorporation and by-laws or any of the organizational documents of any Subsidiary of FNF, (ii) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to FNF or its Subsidiaries or any of their respective properties or assets, (iii) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, FNF or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract or permit to which FNF or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, or (iv) result in the exercisability of any right to purchase or acquire any material asset of FNF or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to be material to FNF or to delay, impede or prevent the transactions contemplated by this Agreement or the Mergers.

        Section 2.5.    Brokers.     No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, based upon arrangements made by or on behalf of FNF.

        Section 2.6.    No Other Representations or Warranties.     Except for the representations and warranties set forth in this Article II and in the other Transaction Agreements, neither FNF nor any other Person makes or has made any express or implied representation or warranty with respect to FNF or with respect to any other information provided to New BKH in connection with the transactions contemplated by this Agreement or the other Transaction Agreements.

ARTICLE III
NO REPRESENTATIONS AND WARRANTIES OF NEW BKH

        Section 3.1.    No Representations or Warranties.     Neither New BKH nor any other Person makes or has made any express or implied representation or warranty with respect to New BKH or with respect to any other information provided to FNF in connection with the transactions contemplated by this Agreement or the other Transaction Agreements.

ARTICLE IV
Indemnification

        Section 4.1.    Indemnification by New BKH.     New BKH hereby covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, from and after the New BKH Effective Time, to indemnify, defend and hold harmless the FNF Entities from and against any Losses incurred by the FNF Entities to the extent arising out of or relating to the assets and businesses owned or operated by the New BKH Entities before and after the Closing, including any Losses to the extent resulting from any Liability of the New BKH Entities, whether incurred before or after the Closing (except to the extent provided in Section 4.2).

        Section 4.2.    Indemnification by FNF.     FNF hereby covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, from and after the Closing, to indemnify, defend and hold harmless the New BKH Entities from and against any Losses incurred by the New BKH Entities to the extent arising out of or relating to the assets and businesses owned or operated by the FNF Entities before and after the Closing, including any Losses to the extent resulting from any Liability of the FNF Entities, whether incurred before or after the Closing.

        Section 4.3.    Exclusions.

          (a)   The indemnification provisions set forth in Sections 4.1 and Section 4.2 are not intended to cover any Losses incurred by any New BKH Entity or any FNF Entity pursuant to any Contract in effect after the New BKH Effective Time between any FNF Entity, on the one hand, and any New BKH Entity, on the other hand.

          (b)   In no event will any Indemnitor be liable to any Indemnitee under Section 4.1 or 4.2 for any consequential or punitive damages, provided that the foregoing will not be interpreted to limit indemnification for any such Losses incurred as a result of the assertion by a claimant (other than a New BKH Entity or an FNF Entity) of a Third-Party Claim for consequential or punitive damages.

          (c)   For the avoidance of doubt, the provisions of Section 4.1 and Section 4.2 are not intended to apply to any Loss, claim or Liability to which the provisions of the Tax Matters Agreement are applicable.

        Section 4.4.    Indemnification Procedures.

          (a)   In connection with any indemnification provided for in this Article IV, the party seeking indemnification (the "Indemnitee") will give the party from which indemnification is sought (the

  "Indemnitor") prompt notice whenever it comes to the attention of the Indemnitee that the Indemnitee has suffered or incurred, or may suffer or incur, any Losses for which it is entitled to indemnification under this Article IV, and, if and when known, the facts constituting the basis for such claim and the projected amount of such Losses (which shall not be conclusive as to the amount of such Losses, in each case, in reasonable detail, to the extent known), whether or not involving a Third-Party Claim (as defined below). Without limiting the generality of the foregoing, in the case of any Action commenced by a third party for which indemnification is being sought (a "Third-Party Claim"), such notice will be given no later than ten (10) business days following receipt by the Indemnitee of written notice of such Third-Party Claim. Failure by any Indemnitee to so notify the applicable Indemnitor will not affect the rights of such Indemnitee under this Agreement except solely to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnitor with respect to such Third Party Claim. The Indemnitee will thereafter deliver to the Indemnitor as promptly as practicable, and in any event within ten business days after Indemnitee's receipt, copies of all notices, court papers and other documents received by the Indemnitee relating to such Third-Party Claim.

          (b)   After receipt of a notice pursuant to Section 4.4(a) with respect to any Third-Party Claim, the Indemnitor will be entitled, if it so elects, to take control of the defense and investigation with respect to such Third-Party Claim and to employ and engage attorneys reasonably satisfactory to the Indemnitee to handle and defend such claim, at the Indemnitor's cost, risk and expense, upon written notice to the Indemnitee of such election. The Indemnitor will not settle any Third-Party Claim that is the subject of indemnification without the written consent of the Indemnitee, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that, after reasonable notice, the Indemnitor may settle a claim without the Indemnitee's consent if such settlement (A) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitee, (B) includes a complete release of the Indemnitee and (C) does not seek any relief against the Indemnitee other than the payment of money damages to be borne by the Indemnitor. The Indemnitee will cooperate in all reasonable respects with the Indemnitor and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnitee's name of appropriate cross-claims and counterclaims). The Indemnitee may, at its own cost, participate in any investigation, trial and defense of any Third-Party Claim controlled by the Indemnitor and any appeal arising therefrom, including participating in the process with respect to the potential settlement or compromise thereof. If the Indemnitee has been advised by its counsel that there may be one or more legal defenses available to the Indemnitee that conflict with those available to, or that are not available to, the Indemnitor ("Separate Legal Defenses"), or that there may be actual or potential differing or conflicting interests between the Indemnitor and the Indemnitee in the conduct of the defense of such Third-Party Claim, the Indemnitee will have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor to handle and defend such Third-Party Claim; provided, that, if such Third-Party Claim can be reasonably separated between those portion(s) for which Separate Legal Defenses are available ("Separable Claims") and those for which no Separate Legal Defenses are available, the Indemnitee will instead have the right, at the expense of the Indemnitor, to engage separate counsel reasonably acceptable to the Indemnitor to handle and defend the Separable Claims, and the Indemnitor will not have the right to control the defense or investigation of such Separable Claims (and, in which case, the Indemnitor will have the right to control the defense or investigation of the remaining portion(s) of such Third-Party Claim).

          (c)   If, after receipt of a notice pursuant to Section 4.4(a) with respect to any Third-Party Claim as to which indemnification is available hereunder, the Indemnitor does not undertake to defend any such Third-Party Claim within thirty days of receipt of such notice, as well as during the period prior to the Indemnitor providing notice that it will undertake such defense, the

  Indemnitee may, but will have no obligation to, assume its own defense, at the expense of the Indemnitor (including attorneys' fees and costs), it being understood that the Indemnitee's right to indemnification for such Third-Party Claim shall not be adversely affected by its assuming the defense of such Third-Party Claim, and the Indemnitor will be bound by the result obtained with respect thereto by the Indemnitee. The Indemnitee may not settle any Third-Party Claim with respect to which the Indemnitee is entitled to indemnification hereunder without the consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed, unless (A) the Indemnitor had the right under this Article IV to undertake control of the defense of such Third-Party Claim and failed to do so within thirty days of receipt of such notice pursuant to Section 4.4(a) (or such lesser period as may be required by court proceedings in the event of a litigated matter), or (B) (1) the Indemnitor does not have the right to control the defense of the entirety of such Third-Party Claim pursuant to Section 4.4(b) or (2) the Indemnitor does not have the right to control the defense of any Separable Claim pursuant to Section 4.4(b) (in which case such settlement may only apply to such Separable Claims), the Indemnitee provides reasonable notice to Indemnitor of the settlement, and such settlement (x) makes no admission or acknowledgment of Liability or culpability with respect to the Indemnitor, (y) includes a complete release of the Indemnitor and the Indemnitee and (z) does not seek any relief against the Indemnitee for which the Indemnitor is responsible other than the payment of money damages to be borne by the Indemnitor.

          (d)   In no event will the Indemnitor be liable to any Indemnitee for any special, consequential, indirect, collateral, incidental or punitive damages, however caused and on any theory of liability arising in any way out of this Agreement, whether or not such Indemnitor was advised of the possibility of any such damages; provided, that the foregoing limitations shall not limit a party's indemnification obligations for any Losses incurred by an Indemnitee as a result of the assertion of a Third-Party Claim.

          (e)   The Indemnitor and the Indemnitee shall use commercially reasonable efforts to avoid production of confidential information, and to cause all communications among employees, counsel and others representing any party with respect to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privilege.

          (f)    The Indemnitor shall pay all amounts payable pursuant to this Article IV by wire transfer of immediately available funds, promptly following receipt from an Indemnitee of a bill, together with all accompanying reasonably detailed backup documentation, for any Losses that are the subject of indemnification hereunder, unless the Indemnitor in good faith disputes the amount of such Losses or whether such Losses are covered by the Indemnitor's indemnification obligation in which event the Indemnitor shall promptly so notify the Indemnitee. In any event, the Indemnitor shall pay to the Indemnitee, by wire transfer of immediately available funds, the amount of any Losses for which it is liable hereunder no later than three days following any final determination of the amount of such Losses and the Indemnitor's liability therefor. A "final determination" shall exist when (a) the parties to the dispute have reached an agreement in writing or (b) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment.

          (g)   If the indemnification provided for in this Article IV shall, for any reason, be unavailable or insufficient to hold harmless an Indemnitee in respect of any Losses for which it is entitled to indemnification hereunder, then the Indemnitor shall contribute to the amount paid or payable by such Indemnitee as a result of such Losses, in such proportion as shall be appropriate to reflect the relative benefits received by and the relative fault of the Indemnitor on the one hand and the Indemnitee on the other hand with respect to the matter giving rise to such Losses.

          (h)   The remedies provided in this Article IV shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against an Indemnitor, subject to Section 4.4(d).

          (i)    For the avoidance of doubt, the provisions of this Article IV are not intended to, and shall not, apply to any Loss, claim or Liability to which the provisions of the Tax Matters Agreement (as defined in the Merger Agreement) are applicable.

          (j)    To the fullest extent permitted by applicable law, the Indemnitor will indemnify the Indemnitee against any and all reasonable fees, costs and expenses (including attorneys' fees), incurred in connection with the enforcement of his, her or its rights under this Article IV.

        Section 4.5.    Survival.     The representations and warranties contained herein and in any certificate delivered pursuant to Article VI of this Agreement shall survive the Closing for a period of two (2) years from the date of the Closing; provided that the representations and warranties contained in Sections 2.1, 2.2, 2.3, 2.4 and 2.5 shall survive until the expiration of the applicable statute of limitations. The covenants and agreements herein that relate to actions to be taken at or after the Closing shall survive the Closing and the Merger Effective Time.

ARTICLE V
COVENANTS

        Section 5.1.    Further Assurances.     At any time before or after the Closing, each party hereto covenants and agrees to make, execute, acknowledge and deliver such instruments, agreements, consents, assurances and other documents, and to take all such other commercially reasonable actions, as any other party may reasonably request and as may reasonably be required in order to carry out the purposes and intent of this Agreement and to implement the terms hereof; provided that, subject to Section 1.2, the parties hereto shall keep BKFS promptly and reasonably informed of any such actions.

        Section 5.2.    Access to Information.

          (a)   Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each party hereto shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to any information in its possession or under its control that the requesting party reasonably needs (i) to comply with reporting, filing or other requirements imposed on the requesting party by a foreign or U.S. federal, state or local judicial, regulatory or administrative authority having jurisdiction over the requesting party or its Subsidiaries, (ii) to enable the requesting party to institute or defend against any action, suit or proceeding in any foreign or U.S. federal, state or local court or (iii) to enable the requesting party to implement the transactions contemplated hereby, including but not limited to performing its obligations under this Agreement and the other Transaction Agreements (provided, however, that any information relating to matters governed by the Tax Matters Agreement shall be subject to the provisions thereof in lieu of this Section 5.2).

          (b)   Any information owned by a party that is provided to another party pursuant to Section 5.2(a) will remain the property of the providing party. The parties agree to cooperate in good faith to take all reasonable efforts to maintain any legal privilege that may attach to any information delivered pursuant to this Section 5.2 or which otherwise comes into the receiving party's possession and control pursuant to this Agreement. Notwithstanding anything herein to the contrary, each party's access to information shall be subject, in all cases, to any bona fide concerns of attorney-client privilege that the other party may reasonably have and any restrictions contained in Contracts to which the other party or any of its Subsidiaries is a party (it being understood that such party shall use its reasonable efforts to provide any such information in a manner that does not result in such violation). Nothing contained in this Agreement will be construed as granting or conferring license or other rights in any such information.

          (c)   The party requesting any information under this Section 5.2 will reimburse the providing party for the reasonable out of pocket costs, if any, of creating, gathering and copying such information, to the extent that such costs are incurred for the benefit of the requesting party.

        Section 5.3.    Confidentiality.     During the period from the date of this Agreement to the Merger Effective Time, each party shall keep confidential and not make any public announcement or similar publicity concerning this Agreement, the transactions contemplated hereby or the details relating thereto, without first obtaining the prior written consent of the other party; provided, however, that nothing contained herein shall prohibit (i) disclosures required to be made pursuant to the covenants set forth in Section 6.1 of the Merger Agreement, (ii) disclosures required by applicable federal or state securities Laws, or (iii) any party from making any public announcement following reasonable notice to the other parties if such party determines in good faith, on the advice of legal counsel, that such public disclosure is required by applicable Law, in which case the parties shall use reasonable best efforts to coordinate in determining the appropriate form and scope of such disclosure.

        Section 5.4.    Treatment of Payments.     The parties agree to treat all payments made pursuant to this Agreement in accordance with Section 2.8 of the Tax Matters Agreement and to gross-up amounts paid if required in accordance therewith.

        Section 5.5.    Tax Matters.     FNF shall use commercially reasonable efforts to obtain the 355 Tax Opinion and FNF shall not undertake any action which could reasonably be expected to result in the Private Letter Ruling not remaining in full force and effect; provided that, for the avoidance of doubt, FNF shall diligently cooperate with its applicable advisor(s), provide representations reasonably requested by its applicable advisor(s), and if necessary engage an alternative nationally recognized accounting firm or law firm, in each case, in connection with obtaining the 355 Tax Opinion.

        Section 5.6.    Reasonable Best Efforts.     FNF, BKHI and New BKH shall use their respective reasonable best efforts, and cause their respective Subsidiaries to use their respective reasonable best efforts, (i) to complete the transactions contemplated by this Agreement and (ii) to execute and deliver the other documents and instruments required to effect the transactions contemplated by this Agreement, in each case as soon as practicable after the date hereof.

ARTICLE VI
CLOSING

        Section 6.1.    Closing.     Unless this Agreement is terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of ARTICLE VII, and subject to the satisfaction of all conditions set forth in Section 6.2, the closing of the Separation (the "Closing ") will take place at the offices of Weil, Gotshal & Manges LLP, at 767 Fifth Avenue, New York, New York 10153, on the same day as the New BKH Effective Time, immediately before the New BKH Effective Time (the "Closing Date ").

        Section 6.2.    Conditions to Closing.

          (a)   The obligations of the parties to complete the transactions provided for herein are conditioned upon the absence of any injunction, law, regulation or court order that would prohibit the Separation.

          (b)   The performance by each party of its obligations hereunder is further conditioned upon the satisfaction or waiver of:

              (i)  the performance in all material respects by the other party of its covenants and agreements contained herein to the extent such are required to be performed at or prior to the Closing;

             (ii)  the representations and warranties of the other party being true and correct in all material respects (or in all respects, if qualified by materiality) as of the Closing Date with the same force and effect as if made at and as of the Closing Date;

            (iii)  FNF having received a tax opinion from Deloitte Tax LLP ("Deloitte") or another nationally recognized accounting firm or law firm dated as of the Closing Date, in form and substance reasonably acceptable to FNF, substantially to the effect that certain contributions made by FNF to BKHI and the Spin-Off should qualify as a tax-free reorganization under Sections 368(a) and 355 of the Code and a distribution to which Sections 355 and 361 of the Code applies, respectively (the "355 Tax Opinion"). In rendering such opinion, such tax advisor shall be entitled to rely upon customary assumptions and certificates of officers of FNF, New BKH and BKFS; and

            (iv)  the private letter ruling received by FNF from the IRS in connection with the Spin-Off (the "Private Letter Ruling") remaining in full force and effect.

        Section 6.3.    Deliveries at Closing.

          (a)   FNF. At the Closing, FNF will deliver or cause to be delivered to New BKH:

              (i)  the Tax Matters Agreement duly executed by an authorized officer of FNF;

             (ii)  the BKFS Services Agreement duly executed by an authorized officer of FNF;

            (iii)  the Reverse Services Agreement duly executed by an authorized officer of FNF;

            (iv)  the Sales Promotion Agreement duly executed by an authorized officer of FNF;

             (v)  the Non-Competition Agreement duly executed by an authorized officer of FNF; and

            (vi)  a secretary's certificate certifying that the FNF Board has authorized the execution, delivery and performance by FNF of this Agreement and the other Transaction Agreements, which authorization will be in full force and effect at and as of the Closing.

          (b)   New BKH. At the Closing, New BKH will deliver or cause to be delivered to FNF:

              (i)  the Tax Matters Agreement duly executed by an authorized officer of New BKH; and

             (ii)  the Tax Matters Agreement duly executed by an authorized officer of New Black Knight.

ARTICLE VII
TERMINATION

        Section 7.1.    Termination.     This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing (i) by FNF for any reason if the Merger Agreement has been terminated in accordance with its terms or (ii) by agreement of FNF, New BKH, and BKFS, if the Merger Agreement has not been terminated in accordance with its terms.

        Section 7.2.    Effect of Termination.     In the event of any termination of this Agreement as provided by Section 7.1, this Agreement will immediately become void and the parties hereto will have no Liability whatsoever to each other with respect to the transactions contemplated hereby.

 ARTICLE VIII
MISCELLANEOUS

        Section 8.1.    Definitions.     (a) For purposes of this Agreement, the following terms have the corresponding meanings:

        "Action" means any demand, action, claim, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation whether or not commenced, brought, conducted or heard by or before, or otherwise involving, any court, grand jury or other governmental authority or any arbitrator or arbitration panel.

        "Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of BKFS and its Subsidiaries shall be deemed to be Affiliates of any of FNF or New BKH or any of their respective Subsidiaries and (ii) none of FNF or New BKH or any of their respective Subsidiaries shall be deemed to be Affiliates of BKFS or any of its Subsidiaries, in each case, for any periods prior to the Closing. In addition, for purposes of this Agreement, none of FNF and its Subsidiaries shall be deemed to be Affiliates of New BKH or any of its Subsidiaries following the New BKH Effective Time.

        "BKFS Services Agreement" has the meaning given to such term in the Merger Agreement.

        "Contract" means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement, instrument or obligation.

        "Contributions" means the transactions contemplated by Step 1 of the Separation Plan.

        "FNF Entities" means and includes each of FNF and its Subsidiaries after giving effect to the Separation.

        "GAAP" means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

        "Governmental Authority" means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, foreign or multinational.

        "IRS" means the Internal Revenue Service.

        "Liabilities" means any and all debts, liabilities, commitments and obligations, whether or not fixed, contingent or absolute, matured or unmatured, direct or indirect, liquidated or unliquidated, accrued or unaccrued, known or unknown, and whether or not required by GAAP to be reflected in financial statements or disclosed in the notes thereto (other than Taxes).

        "Liens" means any and all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various States of the United States).

        "Losses" means any and all damages, losses, deficiencies, Liabilities, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the fees and expenses of any and all actions and demands, assessments, judgments, settlements and compromises relating thereto and the costs and expenses of attorneys', accountants', consultants' and other professionals' fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder), whether in connection with a Third-Party Claim or an action or proceeding between the parties.

        "Merger Effective Time" has the meaning given to such term in the Merger Agreement.

        "New BKH Effective Time" has the meaning given to such term in the Merger Agreement.

        "New BKH Entities" means and includes each of New BKH and its Subsidiaries and, after the New BKH Effective Time, New Black Knight and its Subsidiaries.

        "Non-Competition Agreement" has the meaning given to such term in the Merger Agreement.

        "Person" means any individual, corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.

        "Representatives" means, with respect to any party, such party's directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.

        "Reverse Services Agreement" has the meaning given to such term in the Merger Agreement.

        "Sales Promotion Agreement" has the meaning given to such term in the Merger Agreement.

        "Securities Act" means the Securities Act of 1933, as amended, together with all rules and regulations promulgated thereunder.

        "Subsidiary" when used with respect to any Person, means (i)(A) a corporation of which a majority in voting power of its share capital or capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, (B) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (1) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (2) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (C) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (1) the power to elect or direct the election of a majority of the members of the governing body of such Person, whether or not such power is subject to a voting agreement or similar encumbrance, or (2) in the absence of such a governing body, at least a majority ownership interest or (ii) any other Person of which an aggregate of more than 50% of the equity interests are, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person. Notwithstanding the foregoing, for purposes of this Agreement, (i) none of BKFS and its Subsidiaries shall be deemed to be Subsidiaries of any of FNF, New BKH or New Black Knight or any of their respective Subsidiaries, and (ii) none of FNF or New BKH or any of their respective Subsidiaries shall be deemed to be Subsidiaries of BKFS or any of its Subsidiaries, in each case, for any periods prior to the Closing.

        "Tax" or "Taxes" means any and all taxes, charges, fees, levies, customs, duties, tariffs, or other assessments, including income, gross receipts, excise, real or personal property, sales, withholding, social security, retirement, unemployment, occupation, use, goods and services, service use, license, value added, capital, net worth, payroll, profits, franchise, transfer and recording taxes, fees and charges, and any other taxes, charges, fees, levies, customs, duties, tariffs or other assessments imposed by the IRS or any taxing authority (whether domestic or foreign including any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest thereon, fines, penalties, additions to tax, or additional amounts attributable to, or imposed upon, or with respect to, any such taxes, charges, fees, levies, customs, duties, tariffs, or other assessments.

        "Tax Matters Agreement" has the meaning given to such term in the Merger Agreement.

        "Transaction Agreements" has the meaning given to such term in the Merger Agreement.

        "Treasury Regulations" means the Treasury regulations promulgated under the Code.

        (b)   As used herein, the following terms will have the meanings set forth in the applicable section of this Agreement set forth below:

Defined Term	Section Reference
355 Tax Opinion	6.2(b)(iii)
Agreement	Preamble
BKFS	Preamble
BKFS Class B Common Stock	2.2(a)
BKFS LLC	Recitals
BKFS LLC Units	2.2(c)
BKHI	2.2(a)
Closing	6.1
Closing Date	6.1
Code	Recitals
FNF	Preamble
FNF Board	Recitals
FNF Common Stock	2.3
FNF Owned BKFS LLC Units	2.2(c)
FNF Owned BKFS Shares	2.2(a)
Indemnitee	4.4(a)
Indemnitor	4.4(a)
Law	2.4(a)
Laws	2.4(a)
Merger Agreement	Recitals
Merger Sub One	Recitals
Merger Sub Two	Recitals
New BKH	Preamble
New BKH Common Stock	Schedule 1.1
New Black Knight	Recitals
Private Letter Ruling	6.2(b)(iv)
Separate Legal Defenses	4.4(b)
Separation	1.1(a)
Spin-Off	Schedule 1.1
Third-Party Claim	4.4(a)

        Section 8.2.    Specific Performance.     Each party hereto hereby acknowledges that the benefits to the other party of the performance by such party of its obligations under this Agreement are unique and that the other party hereto is willing to enter into this Agreement only in reliance that such party will perform such obligations, and agrees that monetary damages may not afford an adequate remedy for any failure by such party to perform any of such obligations. Accordingly, each party hereby agrees that the other party and BKFS, as a third party beneficiary hereof (subject to Section 8.3) and in respect of New BKH's rights hereunder, will have the right to enforce the specific performance of such party's obligations hereunder and irrevocably waives any requirement for securing or posting of any bond or other undertaking in connection with the obtaining by the other party of any injunctive or other equitable relief to enforce their rights hereunder.

        Section 8.3.    No Third-Party Beneficiary Rights.     Except for the provisions of Section 8.2, nothing expressed or referred to in this Agreement is intended or will be construed to give any Person other than BKFS, which is an intended third-party beneficiary of this Agreement, and the parties hereto and their respective successors and assigns any legal or equitable right, remedy or claim under or with respect to this Agreement, or any provision hereof, it being the intention of the parties hereto that this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement, BKFS and their respective successors and assigns; provided, however, that upon termination of the Merger Agreement, BKFS shall cease to be a third-party beneficiary hereunder and shall cease to have any rights under this Agreement.

        Section 8.4.    Notices.     All notices and other communications hereunder shall be in writing and shall be delivered in person, by facsimile (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered in person, or when so received by facsimile or courier, or, if mailed, three (3) calendar days after the date of mailing, as follows:

if to any FNF Entity:	Fidelity National Financial, Inc. 1701 Village Center Circle Las Vegas, Nevada 89134 Facsimile: (702) 243-3251 Attention: General Counsel
if to any New BKH Entity:	Black Knight Financial Services, Inc. 601 Riverside Ave. Jacksonville, Florida 32204 Facsimile: (702) 243-3251 Attention: Executive Vice President, General Counsel and Corporate Secretary

or to such other address as the party to whom notice is given may have previously furnished to the other party in writing in the manner set forth above.

        Section 8.5.    Entire Agreement.     This Agreement, the Merger Agreement, together with the other Transaction Agreements (including the Tax Matters Agreement and the BKFS Services Agreement) (in each case, including the Exhibits and Schedules attached hereto and thereto) embodies the entire understanding among the parties relating to the subject matter hereof and thereof and supersedes and terminates any prior agreements and understandings among the parties with respect to such subject matter, and no party to this Agreement shall have any right, responsibility or Liability under any such prior agreement or understanding. Any and all prior correspondence, conversations and memoranda are merged herein and shall be without effect hereon. No promises, covenants or representations of any kind, other than those expressly stated herein and in the other agreements referred to above, have been made to induce either party to enter into this Agreement.

        Section 8.6.    Plan of Reorganization.     For U.S. federal income tax purposes, this Agreement will constitute a "plan of reorganization" within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder.

        Section 8.7.    Binding Effect; Assignment.     This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except with respect to a merger of a party, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties; provided, however, that FNF and New BKH may assign their respective rights, interests, duties, liabilities and obligations under this Agreement to any of their respective wholly-owned Subsidiaries, but such assignment shall not relieve FNF or New BKH, as the assignor, of its obligations hereunder.

        Section 8.8.    Governing Law; Jurisdiction; Waiver of Jury Trial.

          (a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

          (b)   Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

          (c)   EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

        Section 8.9.    Severability.     Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Upon a determination that any provision of this Agreement is prohibited or unenforceable in any jurisdiction, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the provisions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

        Section 8.10.    Amendments; Waivers.     Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that, no such amendment or waiver may be made without the prior written consent of BKFS prior to termination of the Merger Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws. Any consent provided under this Agreement must be in writing, signed by the party against whom enforcement of such consent is sought. Any consent, waiver or agreement of BKFS in respect of this Agreement shall only be effective if approved by the Special Committee (as defined in the Merger Agreement).

        Section 8.11.    No Strict Construction; Interpretation.

          (a)   The parties hereto each acknowledge that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against any party hereto.

          (b)   When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to agreements and instruments include all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

        Section 8.12.    Conflicts with Tax Matters Agreement.     In the event of a conflict between this Agreement and the Tax Matters Agreement, the provisions of the Tax Matters Agreement shall prevail.

        Section 8.13.    Headings.     The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

        Section 8.14.    Counterparts.     This Agreement may be executed in two or more identical counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement. The Agreement may be delivered by facsimile or email scan transmission of a signed copy thereof.

[signature page follows]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FIDELITY NATIONAL FINANCIAL, INC.
By:	/s/ MICHAEL L. GRAVELLE
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel and Corporate Secretary

BLACK KNIGHT HOLDINGS, INC.
By:	/s/ MICHAEL L. GRAVELLE
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW BKH CORP.
By:	/s/ MICHAEL L. GRAVELLE
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General Counsel and Corporate Secretary

 Schedule 1.1

Separation Plan

Step 1:	BKHI will contribute to New BKH (i) all of the FNF Owned BKFS Shares, and (ii) all of the FNF Owned BKFS LLC Units.
Step 2:	BKHI will convert into a limited liability company.
Step 3:	BKHI will distribute to FNF all of the shares of New BKH common stock, par value $0.0001 per share held by BKHI ("New BKH Common Stock").
Step 4:
FNF will cause all of the shares of New BKH Common Stock to be distributed pro rata to the holders of FNF Common Stock by means of book-entry transfer through the Exchange Agent (as defined in the Merger Agreement) (the "Spin-Off"); provided that such distribution shall be subject to the conversion of such shares of New BKH Common Stock into shares of New Black Knight Common Stock (as defined in the Merger Agreement) pursuant to Section 2.1(a)(i) of the Merger Agreement.